FORM 6-K

P.E.
5-31-02

02041285

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2002

Commission File No.: **0-30308**

SOUTHWESTERN RESOURCES CORP.

Suite #1650, 701 West Georgia Street, Vancouver, British Columbia, Canada, V7Y 1C6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ___

Please note that pursuant to Rule 12g3-2(d)(l), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No ___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ___________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUTHWESTERN RESOURCES CORP.

By: Thomas W. Beattie
Vice President, Corporate Development

Date: June 7, 2002

FORM: 1 | Company Name: SOUTHWESTERN RESOURCES CORP. Stock Symbol: SWG-T

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**15,874,496**
ADD:	Stock Options Exercised		
	Share Purchase Plan		
	Dividend Reinvestment Plan		
	Exercise Warrants		
	Private Placement		
	Conversion		
	Other Issuance (provide description):		
SUBTRACT:	Issuer Bid Purchase **(see attachment)**		
	Redemption		
	Other Cancellation (provide description)		
	Closing Issued and Outstanding Share Balance*		**15,874,496**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

A.	**Share Purchase Plans and / or Agreement(s)**	# of Shares	Balance
	NAME OF PROGRAM:		N/A
	Opening Reserve for Share Purchase Plan / Agreement		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		

B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**	# of Shares	Balance
	NAME OF PROGRAM:		N/A
	Opening Reserve for Dividend Reinvestment Plan		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		
	Closing Reserve for Dividend Reinvestment Plan		

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C. **Stock Option Plan and / or Agreement**

NAME OF PROGRAM: Pre-Plan

Stock Options Outstanding — Opening Balance	**604,500**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
			SUBTOTAL	

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
				SUBTOTAL	

Stock Option Outstanding — Closing Balance	**604,500**

C. **Stock Option Plan and / or Agreement**

NAME OF PROGRAM: Post-Plan

Stock Options Outstanding — Opening Balance	**1,179,500**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
			SUBTOTAL	

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
May 20, 2002	John Fleming	May 21, 1997	May 20, 2002	$5.00	10,000
May 20, 2002	Richard Mazur	May 21, 1997	May 20, 2002	$5.00	10,000
May 20, 2002	Thomas W. Beattie	May 21, 1997	May 20, 2002	$5.00	50,000
May 20, 2002	Susy H. Horna	May 21, 1997	May 20, 2002	$5.00	2,000
May 20, 2002	Cecilia Bonatto	May 21, 1997	May 20, 2002	$5.00	2,000
				SUBTOTAL	74,000
Stock Option Outstanding — Closing Balance					**1,105,500**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D. **Shares Reserved (for Stock Option Plan)**

NAME OF PROGRAM:	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		5,500
Additional shares Listed Pursuant to the Plan (ADD)		
Stock Options Exercised (SUBTRACT)		
Stock Appreciation Rights (SUBTRACT)		
Closing Share Reserve Balance at end of period		**5,500**

All information reported in this Form is for the month of **May 2002**

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME	Thomas W. Beattie
PHONE / EMAIL	(604) 669 2525 - tbeattie@swgold.com
DATE	June 7, 2002

Southwestern
Resources Corp.



FIRST QUARTER REPORT

for the three months ending March 31, 2002

To Our Shareholders

The Company maintained an aggressive exploration program on several properties during the first quarter. A program of trenching and pitting was completed on the Lince Property in the West Bambas Joint Venture in Peru. Further sampling and mapping at Minasccasa has extended the known limits of the skarn zinc/copper mineralization to the south for another 500 metres. Preparations are being made on both properties for drilling programs to commence in the third quarter.

An option agreement was signed with Buenaventura to sell the Company's 50% ownership in the Poracota Gold Project. Under the terms of the option, the Company will receive US$4.5 million over three years.

On the Yiliang Project in the Yunnan Province of China, first phase stream sediment sampling was completed over an area of about 15,000 square kilometres. Results of this sampling indicate several significant anomalies for nickel-copper-PGM, zinc and gold. The Yiliang Project is being explored for Noril'sk type nickel-copper-PGM deposits. Several new gold discoveries were also evaluated in this area and further due diligence will be conducted on one of them.

Southern Peru Copper, as operator of the Bambas North Joint Venture, carried out a first phase follow-up program on the Milenio and Tetiminas-Munapucro properties.

The Company is exploring for diamonds in Ontario and Quebec through its 39% ownership in Canabrava Diamonds Corporation. Evaluation of airborne magnetic data from the Mistassini Project in Quebec has defined 77 priority targets. These targets are associated with kimberlite indicator minerals recovered from samples collected in glacial material. The composition of these indicators suggests a diamondiferous source.

Bambas West Joint Venture, Peru

Bambas West is a 50/50 joint venture agreement with Inco Limited and located in the main skarn/porphyry copper-gold belt of southern Peru. Two extensive zinc-copper skarn zones have been identified by the partners and work on these during the quarter is in preparation for drilling later this year.

At Lince, the main skarn mineralization is located in the Mantoe and Puca Puca zones. Puca Puca is a leached zinc-copper skarn covering an area of 1,000 metres by 250 metres. Initial sampling and a few test pits suggested that leaching of zinc was prevalent and an extensive program of pitting was initiated to test if this leaching was widespread. A total of 60 pits were excavated, and in areas where fresh material was encountered, high-grade zinc sulphides were exposed. Although assay results are outstanding on many of the pit samples, visual estimates of zinc grades suggest that leaching of metals near surface in the Lince area is prevalent. For example, in one portion of the main Mantoe, surface samples returned assay values of 2.42% zinc while pit samples in sulphides returned values of 8.48% zinc and 23.02% zinc. Clearly the Mantoe zone represents a potential high-grade zinc resource.

At Puca Puca, pits excavated to the sulphides zone clearly show that grades will be higher than those in the oxide surface environment. Although assays are pending, it is clear that zones of massive sphalerite are extensive.

Minasccasa is a zinc-copper mineralized zone extending for at least 2,000 metres and is up to 250 metres wide. More than 100 rock chip samples have been collected along this zone which exhibits a vertical extent of at least 600 metres. A program of rock chip sampling and ground geophysics was initiated in preparation for a drilling program.

Bambas North Joint Venture, Peru

The Bambas North is an 80% Southern Peru/20% Southwestern Joint Venture mainly targeting porphyry copper-gold systems. Southern Peru is funding 100% of the costs through production and is the operator.

A second phase exploration program has identified several key mineralizing systems in the Potongo area including the Milenio porphyry copper-gold mineralizing system. The copper-gold mineralization is associated with stockwork magnetite, quartz-potassium feldspar alteration containing secondary copper oxides within an area of two kilometres by one kilometre.

Other targets in Bambas North include skarn copper-gold, replacement zinc and skarn zinc mineralization.

Yiliang Project, China

A first phase stream sediment, mapping and prospecting program was completed over 15,000 square kilometres of this Project. Several important anomalies for nickel-PGM, gold and lead-zinc have been defined including a very important gold-platinum-palladium anomaly within the Ermeishan basalts adjacent to a major north-south fault system which appears to be controlling the distribution of co-magmatic gabbros.

During the course of exploration for nickel-copper-PGM targets, several important third party areas for gold mineralization were examined. Further due diligence will be completed on one of these and if warranted the Company will approach the owners to discuss joint venture possibilities.

The Yiliang area is considered to have high potential for Noril'sk type nickel-copper-PGM deposits.

Poracota Project, Peru

In April 2002, the Company signed an option agreement with Buenaventura to purchase Southwestern's 50% interest in Poracota for US$4.5 million. The Company is to receive these funds over a three-year period subject to Buenaventura continuing exploration on the Property. Southwestern received the first payment of US$100,000 upon signing the agreement.

Sonia Property, Peru

The Sonia Property is 100% owned by Southwestern and is underlain by an extensive high sulphidation type alteration system in Tertiary volcanics. Initial exploration on this Property included stream sediment sampling, mapping, prospecting and rock chip sampling. Extensive areas of vuggy silica were observed and sampled. Assay results are pending.

Central Zinc Joint Venture, Peru

This Project is a 50/50 joint venture with Inco Limited in the main zinc belt of Central Peru. Follow-up work has commenced to evaluate anomalies defined in the 2001 first phase field program. Several significant zinc anomalies are to be evaluated by mapping and rock chip sampling.

Diamonds

Canabrava Diamond Corporation, in which Southwestern holds a 39% interest, is exploring intensively for diamonds in Ontario and Quebec. The most significant project is Mistassini in Quebec where Canabrava and partner Majescor Resources Inc. have defined 77 airborne magnetic targets in an area where exceptional kimberlite indicator minerals were recorded. The Mistassini Project is situated southwest of the Renard diamondiferous kimberlites recently discovered by Ashton Mining of Canada Inc. Indicators in Mistassini are unique and suggest a source on the joint venture claims. Follow-up, including ground geophysics, will commence in the second quarter to define priority drill targets.

John G Paterson
President

March 31, 2002 and 2001

This interim Management's Discussion and Analysis ("MD&A") should be read in conjunction with the Company's MD&A for the year ended December 31, 2001 and the interim financial statements for the period ended March 31, 2002. The focus of this discussion is on material changes and information relating to the current period and may exclude certain information disclosed in the previous year's discussion.

Description of Business

The Company is a development stage junior mining company engaged in the location, acquisition, evaluation, exploration and development of mineral properties, especially with the potential to host gold, silver, platinum group metals and base metals primarily in Peru, China and Argentina.

The Company conducts a significant portion of its exploration activities through joint exploration programs, referred to as joint ventures, which are structured to allow an interested party to earn an interest in a project by making certain expenditures on the Company's properties over a period of time. At the present time the Company has a number of joint exploration programs with various companies in Peru, China and Argentina. The majority of the agreements are structured so that the partner may earn up to a 70% interest in the property by funding all or a portion of the exploration costs and 100% of the development and construction costs required to bring a mine into operation.

Results of Operations

The consolidated loss for the period ended March 31, 2002 was $2.7 million or $0.17 per share compared with $90,000 or $0.01 per share for the same period in 2001. The increase in losses resulted from a $1.9 million write off in resource property costs, $0.2 million increase in general exploration write offs, and a reduction of $0.3 million in interest and other income. In addition, there was a foreign exchange loss of $1,000 compared to a $573,000 gain for the same period in 2001. The higher loss during the period was partially offset by a reduction in general and administrative costs and gains on shares issued by affiliated companies.

General and administrative expenses decreased by $135,000 mainly due to a reduction in consulting fees charged by directors, officers and other consultants.

Foreign exchange gains and losses result primarily from the translation of US dollar denominated monetary assets to Canadian dollars. The current period loss of $1,000 compared to a gain of $573,000 for the same three month period last year reflects a significant weakening of the Canadian dollar during the first quarter of 2001 whereas there is only a nominal change in the three months ended March 31, 2002.

General exploration expense of $442,000 relates to expenditures of a general reconnaissance nature along with some of the costs of maintaining the Company's foreign exploration offices, and includes that portion of resource property expenditures which was charged to expense. This compares to $225,000 charged to general exploration expense for the period ended March 31, 2001.

A total of $1.9 million in resource property costs was written off during the period relating to projects in Peru.

The $322,000 decrease in interest and other income resulted from lower cash balances as well as from the sale of the Company's accumulated value added taxes and tax losses of its Chilean subsidiary company in January 2001.

The Company recorded a net dilution gain of $105,000 resulting from shares issued by Canabrava Diamond Corporation, Aurora Platinum Corp. and Maxy Oil & Gas Inc. ("Maxy") compared to a loss of $138,000 in 2001.

In March 2002, the Company sold 7 million of its free trading shares of Maxy at $0.08 per share. In a separate transaction, the Company purchased 5.6 million units of Maxy at $0.10 per unit. Each unit consists of one common share and one common share purchase warrant. As a result, the Company's interest in Maxy was reduced from 22.9% to 16.0% and a loss on deemed disposition of $48,111 was recorded. The investment in Maxy is now being accounted for using the cost basis beginning from January 1, 2002 rather than the equity method of accounting for investments.

Financial Condition, Liquidity and Capital Resources

The Company's working capital as at March 31, 2002 was $9.0 million compared with $10.3 million as at December 31, 2001. The decrease of $1.3 million is attributed to resource property expenditures of $197,000, the acquisition of the Company's common shares pursuant to its current normal course issuer bid of $265,000, operating expenditures of $826,000, and an additional investment in Pacific Minerals Inc. of $48,000.

The carrying value of resource properties declined by approximately $1.7 million due to the write off of resource property costs in Peru totalling $1.9 million. Resource property expenditures of $197,000 were incurred during the three month period ended March 31, 2002.

Share capital decreased by $245,000 to $80.7 million due to the acquisition of 97,000 common shares pursuant to the Company's normal course issuer bid. The current normal course issuer bid was initiated on December 27, 2001.

On April 18, 2002 the Company entered into a letter agreement with Compania de Minas Buenaventura S.A.A. ("Buenaventura") to sell its 50% interest in the Poracota Property in Peru for US$4.5 million over a three year period. Under the terms of the agreement, Buenaventura made a payment to Southwestern of US$100,000 and is to make staged payments of US$200,000 on the first anniversary, US$300,000 on the second anniversary and US$3,900,000 on the third anniversary.

The Company's main source of liquidity is its cash and cash equivalents. However, this is supplemented by interest earned, and these sources of cash are considered sufficient to meet near-term financial requirements.

Outlook

The Company expects to focus the majority of its exploration activities in Peru, China and Argentina and will form additional joint ventures in order to reduce shareholder risk and conserve working capital. As a mineral exploration company, the future liquidity of Southwestern will be affected principally by the level of exploration expenditures and by its ability to raise capital through the equity markets. In management's view, the Company's cash position is more than sufficient to fund planned exploration expenditures and meet ongoing obligations as they become due.

CONSOLIDATED *balance sheets*

Unaudited ($ in thousands)

As at	March 31 2002	December 31 2001
Assets		
Current		
Cash and cash equivalents	$ 8,978	$ 10,468
Exploration advances and other receivables	163	86
	9,141	10,554
Capital assets *(note 2)*	576	619
Resource properties *(note 3)*	14,162	15,834
Investments *(note 4)*	10,923	10,854
	$ 34,802	$ 37,861
Liabilities		
Current		
Accounts payable and accrued charges	$ 145	$ 241
Shareholders' Equity		
Share capital *(note 6)*		
Authorized		
100,000 common shares without par value		
Issued and outstanding		
15,874,496 shares (2001 – 15,971,496)	80,729	80,974
Deficit	(46,072)	(43,354)
	34,657	37,620
	$ 34,802	$ 37,861

Approved by the Board

George H Plewes

John G Paterson

CONSOLIDATED *statements of loss and deficit*

Unaudited ($ in thousands)

Three months ending March 31	2002	2001
Expenses		
General and administrative	$ 468	$ 603
Depreciation	18	18
Foreign exchange loss/(gain)	1	(573)
General exploration	442	225
Resource property costs written off	1,894	—
Loss before undernoted items	(2,823)	(273)
Interest and other income	85	407
Gain/(loss) on shares issued by affiliated companies	105	(138)
Equity in loss of affiliated companies	(85)	(86)
Net loss for the period	(2,718)	(90)
Deficit at beginning of period	(43,354)	(27,704)
Loss on sale of own shares	—	(2,672)
Deficit at end of period	$ (46,072)	$ (30,466)
Loss per share – basic and fully diluted	$ (0.17)	$ (0.01)

CONSOLIDATED *statements of cash flows*

Unaudited ($ in thousands)

Three months ending March 31	2002	2001
Operating Activities		
Net loss for the period	$ (2,718)	$ (90)
Items not involving cash		
Depreciation	18	18
Resource property costs written off	1,894	
(Gain)/loss on shares issued by affiliated companies	(105)	138
Equity in loss of affiliated companies	85	86
	(826)	152
Change in non-cash operating working capital items		
Decrease in exploration advances and other receivables	51	93
Decrease in accounts payable and accrued charges	(25)	(4)
	(800)	241
Investing Activities		
Resource property expenditures	(376)	(533)
Additions to capital assets	(1)	(161)
Increase in investments	(48)	(146)
	(425)	(840)
Financing Activities		
Shares purchased	(265)	(477)
Shares sold	—	5,869
	(265)	5,392
(Decrease)/increase in cash and cash equivalents during the period	(1,490)	4,793
Cash and cash equivalents at beginning of period	10,468	8,555
Cash and cash equivalents at end of period	$ 8,978	$ 13,348
Cash and cash equivalents consist of:		
Cash	286	384
Short-term investments	8,692	12,964
Cash and cash equivalents at end of period	$ 8,978	$ 13,348

March 31, 2002

All tabular amounts are in thousands of dollars

1. Significant Accounting Policies

a) These consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The accounting policies followed in preparing these financial statements are those used by Southwestern Resources Corp. (the "Company") as set out in the audited financial statements for the year ended December 31, 2001 with the exception noted in note 1b below. Certain information and note disclosure normally included in consolidated financial statements prepared in accordance with generally accepted financial principles has been omitted. These interim financial statements should be read together with the Company's audited financial statements for the year ended December 31, 2001.

b) The Company adopted the recommendations of the new CICA handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments, effective January 1, 2002. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard encourages the use of a fair value based method for direct awards of stock, stock appreciation rights and awards that call for settlement in cash or other assets. Awards that a company has the ability to settle in stock are recorded as equity.

The Company adopted the intrinsic value method whereby compensation cost is recorded for the excess, if any, of the quoted market price over the exercise price, at the date the stock options are granted.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.

2. Capital Assets

	Cost	Accumulated Depreciation	March 31 2002 Net Book Value	December 31 2001 Net Book Value
Office and other equipment	$ 754	$ 562	$ 192	$ 205
Computer equipment	650	496	154	166
Vehicles	609	379	230	248
	$ 2,013	$ 1,437	$ 576	$ 619

Depreciation relating to exploration related assets has been allocated to resource properties in the amount of $26,040.

3. Resource Properties

	March 31 2002	December 31 2001
Peru	$ 11,952	$ 13,745
Chile	450	449
China	155	116
Argentina	1,605	1,524
	$ 14,162	$ 15,834

The Company abandoned four projects in Peru (Evita, Susan, Tauria and San Pedro) during the three month period ended March 31, 2002 and as a result, $1.0 million of resource property costs were written off. As well, an additional $0.9 million of resource property costs were written off that related to regional exploration programs in Peru.

4. Investments

				March 31, 2002
	Ownership %	Carrying Value	Quoted Market Value	Gain/(Loss) on Deemed Disposition
Significantly influenced affiliates				
Aurora Platinum Corp.	19.0	$ 2,781	$ 8,759	$ 70
Canabrava Diamond Corporation	38.9	6,439	6,993	83
Maxy Oil & Gas Inc.	16.0	410	473	(48)
		9,630	16,225	105
Other				
Empire Petroleum Corporation	8.7	636	267	–
Consolidated JABA Inc.	6.0	206	97	–
Unirex Corporation	6.7	85	117	–
Pacific Minerals Inc.	4.0	317	1,241	–
Paramount Ventures and Finance Inc.	1.0	49	22	–
		1,293	1,744	–
		$ 10,923	$ 17,969	$ 105

	Ownership %	Carrying Value	Quoted Market Value	December 31, 2001 Gain/(Loss) on Deemed Disposition
Significantly influenced affiliates				
Aurora Platinum Corp.	19.3	$ 2,732	$ 9,099	$ (124)
Canabrava Diamond Corporation	42.6	6,420	7,992	(143)
Maxy Oil & Gas Inc.	22.9	458	458	
		9,610	17,549	(267)
Other				
Empire Petroleum Corporation	8.7	636	267	
Consolidated JABA Inc.	10.3	206	104	
Unirex Corporation	6.7	85	85	
Pacific Minerals Inc.	15.5	268	359	
Paramount Ventures and Finance Inc.	1.0	49	35	
		1,244	850	
		$ 10,854	$ 18,399	$ (267)

On March 2002, the Company sold 7,000,000 free trading shares of Maxy Oil & Gas Inc. ("Maxy") at $0.08 per share. In a separate transaction, as a private placement, the Company purchased 5,600,000 units of Maxy at $0.10 per unit. Each unit consists of one common share and one common share purchase warrant. As a result, the Company's interest in Maxy was reduced from 22.9% to 16.01% and a loss on deemed disposition of $48,111 was recorded. The investment in Maxy is now being accounted for using the cost basis beginning from January 1, 2002 rather than the equity basis.

As a result of share issuances by both Aurora Platinum Corp. and Canabrava Diamond Corporation the Company recorded gains on deemed disposition of $69,903 and $83,143 respectively.

During the period the Company purchased an additional 73,000 common shares of Pacific Minerals Inc. at a cost of $48,236.

5. Income Taxes

The Company has future tax assets that have been fully offset by a valuation allowance at March 31, 2002

6. Share Capital

a) Authorized 100,000,000 common shares without par value.

b) Issued and outstanding during the period:

	For the three month period ended March 31, 2002					
	Number of Shares Issued (thousands)	Amount	Treasury Shares (thousands)	Amount	Number of Shares Outstanding (thousands)	Amount
Beginning of period	16,459	$ 82,521	487	$ 1,547	15,972	$ 80,974
Shares purchased			97	245	(97)	(245)
End of period	16,459	$ 82,521	584	$ 1,792	15,875	$ 80,729

During the three month period ended March 31, 2002, the Company acquired 97,000 common shares for total consideration of $244,990 pursuant to its current normal course issuer bid.

c) Stock Options
Under the Company's stock option plan there were 1,786,000 options outstanding at March 31, 2002 with a weighted-average price of $4.65. There were no options granted or cancelled during the period.

The following table summarizes information about fixed stock options outstanding at March 31, 2002:

Number of Shares (thousands)	Exercise Price Range	Weighted-Average Remaining Years of Contractual Life	Weighted-Average Exercise Price
130	$3.00-$3.80	3.8	$3.55
524	$3.90-$4.90	1.7	4.09
1,132	$5.00-$5.70	1.5	5.04
1,786		1.7	$4.65

d) Warrants
As at March 31, 2002, the Company had 1,052,632 warrants outstanding with an exercise price of $3.75 expiring in June 2003. There were no warrants exercised or cancelled during the period. No carrying value has been assigned to the warrants.

7. Related Party Transactions
During the three month period ended March 31, 2002, the Company paid remuneration to directors and officers in the amount of $116,780 (2001 - $178,783).

8. Segmented Information

Industry Information

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral resource properties.

Geographic Information

The Company's only source of revenue for the three month period ended March 31, 2002 arose from interest earned on corporate cash reserves. The Company has non-current assets in the following geographic locations:

	March 31 2002	December 31 2001
Canada	$ 11,126	$ 11,116
Peru	12,187	13,996
Chile	452	451
China	166	126
Argentina	1,730	1,659
	$ 25,661	$ 27,348

9. Joint Ventures

Certain of the Company's exploration and development projects are held pursuant to non-operating joint venture agreements. The Company also conducted certain of its exploration activities through operating joint venture entities which were terminated in 2001. The Company's proportionate share of the assets, liabilities, expenses and cash flows of these joint ventures, which has been included with the assets, liabilities, expenses and cash flows of the Company, is as follows:

	March 31, 2002			December 31, 2001		
	Projects Subject to Joint Venture Agreement	Operating Joint Ventures	Total Joint Ventures	Projects Subject to Joint Venture Agreement	Operating Joint Ventures	Total Joint Ventures
Accounts receivable	$ 16	$ –	$ 16	$ (57)	$ 1	$ (56)
Resource properties	9,911	–	9,911	10,111	–	10,111
	$ 9,927	$ –	$ 9,927	$ 10,054	$ 1	$ 10,055
Net cash outflows relating to resource properties	$ 33	$ –	$ 33	$ 1,964	$ 418	$ 2,382

10. Subsequent Event

On April 18, 2002 the Company signed an agreement with Compania de Minas Buenaventura S.A.A. ("Buenaventura") to sell its 50% interest in the Poracota Property in Peru for US$4.5 million over a three year period. Under the terms of the agreement, Buenaventura made a payment to Southwestern of US$100,000 and is to make staged payments of US$200,000 on the first anniversary, US$300,000 on the second anniversary and US$3,900,000 on the third anniversary.

Southwestern Resources Corp.

PO Box 10102
Suite 1650
701 West Georgia Street
Vancouver, BC
Canada V7Y 1C6

Telephone (604) 669 2525
Fax (604) 688 5175

www.swgold.com
swg@swgold.com